ROYALTY AMENDING AGREEMENT

THIS ROYALTY AMENDING AGREEMENT, dated January 1, 2005, is made effective as of the 1st day of July, 2002

BETWEEN:

Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, having an registered office in Calgary, Alberta, as trustee for and on behalf of the PARAMOUNT ENERGY TRUST, a trust formed in accordance with the laws of Alberta (the “Royalty Owner”)

- and -

Paramount Energy Operating Corp., a corporation incorporated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta, as trustee for and on behalf of the PARAMOUNT OPERATING TRUST, a trust formed in accordance with the laws of Alberta (the “Grantor”)

WHEREAS the Royalty Owner and the Grantor have entered into a royalty agreement made as of July 1, 2002 (the “Agreement”);

AND WHEREAS in the course of the Grantor’s business, the Grantor may become obligated to pay certain Crown receivables that are described in paragraph 12(1)(o) of the Tax Act, and the Grantor may be required to pay certain Crown expenses that are described in paragraph 18(1)(m) of the Tax Act (collectively, the “Reimbursable Crown Royalty”);

AND WHEREAS the Royalty Owner and the Grantor intended from the time the Agreement was made that the Royalty Owner would, as part of the Agreement, reimburse the Grantor ninety-nine (99) percent of the Reimbursable Crown Royalties for as long as any portion of the Reimbursable Crown Royalties are either added to, or not deductible from, the Grantor’s income for purposes of the Tax Act;

AND WHEREAS the Royalty Owner and the Grantor wish to amend the Agreement as set forth herein to clarify that it conforms to that original intent (the “Royalty Amendment Agreement:);

NOW, THEREFORE, THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained, the Royalty Owner and the Grantor hereto agree as follows:

1.

Unless otherwise defined herein, capitalized terms shall have the meaning ascribed thereto in the Agreement.

2.

The definition of “Non-Deductible Crown Royalties” in Section 1.1 of the Agreement is deleted and replaced with the following:

“Non-Deductible Crown Royalties” means Crown Royalties that are amounts described in paragraphs 12(1)(o) and 18(1)(m) of the Tax Act, or any replacements thereof;

3.

The Agreement, to the extent not expressly amended hereby, shall be deemed to be amended to the extent necessary to give effect to the provisions herein, and otherwise is ratified and confirmed.

4.

If any provision hereof is determined by a court of competent jurisdiction to be void or unenforceable, in whole or in part, such determination shall not affect or impair or be deemed to affect or impair any other provision hereof, and each such provision shall be deemed to be separate, severable and distinct.

5.

This Royalty Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

6.

Time shall be of the essence in this Royalty Amending Agreement.

IN WITNESS WHEREOF, each Party has caused this Royalty Amending Agreement to be executed as of the effective date first above written.

Paramount Energy Operating Corp., as Trustee for and on behalf of PARAMOUNT OPERATING TRUST

Per:  “signed”

Cameron R. Sebastian

Vice-President and Chief Financial Officer

Per:  “signed”

Susan L. Riddell Rose

President and Chief Executive Officer

Computershare Trust Company of Canada, as Trustee for and on behalf of the PARAMOUNT ENERGY TRUST Per: “signed” Dan Sander Per: “signed” Anne de Waele